UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 14, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Target Corp.

File No. 1-06049 - CF#34841

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   Target Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 8, 2017.

   Based on representations by Target Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit (10)CC   through March 10, 2026

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

     Brent J. Fields
     Secretary